Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

London, 6 December 2012

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii				Randgold Resources Limited
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							✓
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii				FMR LLC
4. Full name of shareholder(s) (if different from 3.):iv				Section 9
5. Date of the transaction and date on which the threshold is crossed or reached: [v]				4 December 2012
6. Date on which issuer notified:				5 December 2012
7. Threshold(s) that is/are crossed or reached: vi, vii				5%
8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Indirect	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	4,645,537	4,645,537	4,548,321		4,548,321		4.94
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii		Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
				Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
4,548,321	4.94
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Sum of Factored Shares Held
Custodian	Total	Management Company
	30,000	SAI
BROWN BROTHERS HARRIMAN AND CO	1,505,476	FMRC
CIBC MELLON TRUST (C)	110,800	PGALLC
CITIBANK NA (C)	255,423	FMRC
JPMORGAN CHASE BANK	471,380	FMRC
MELLON BANK NA (C)	37,659	PGALLC
NATIONAL BANK TRUST (C)	4,000	PGALLC
NORTHERN TRUST CO (C)	72,133	PGATC
ROYAL TRUST- TORONTO (C)	14,000	PGALLC
STATE STREET BANK AND TR CO	2,043,350	PGATC
US BANK NA (C)	4,100	FIIS
Grand Total	4,548,321

Proxy Voting:
10. Name of the proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	97,216
12. Date on which proxy holder will cease to hold voting rights:	4 December 2012
13. Additional information:	None
14. Contact name:	Shelley Muller
15. Contact telephone number:	fil-regreporting@fil.com / +44 1737 834 624
Annex: Notification of major interests in shares xxii
A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	FMR LLC
Contact address (registered office for legal entities)	82 Devonshire Street, Boston, Massachusetts 02109 United States of America
Phone number & email	fil-regreporting@fil.com +44 1737 834 624
Other useful information (at least legal representative for legal persons)	Shelley Muller
B: Identity of the notifier, if applicable
Full name	Martin Welsh
Contact address	Randgold Resources Limited 3rd Floor, Unity Chambers 28 Halkett Street St. Helier Jersey JE2 4WJ
Phone number & email	+44 1534 735 333 martin.welsh@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information